OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMER
8- 68863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/22 (MM/DD/YY) AND ENDING 09/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LUMA Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 Fifth Avenue, Suite 900
(No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rafael Beck	(212) 897-1690	rbeck@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Prager Metis CPAs, LLC
(Name – if individual, state last, first, and middle name)

222 Mount Airy Road	Basking Ridge	NJ	07920
(Address)	(City)	(State)	(Zip Code)

09/29/2003	273
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, ifapplicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Rafael Beck, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to LUMA Securities LLC as of 09/30/23, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Rafael Beck

Signature

Chief Financial Officer

Title

BONNIE BRENNER
Notary Public - State of Florida
Commission # HH 360096
My Comm. Expires Mar 21, 2027
Bonded through National Notary Assn.

Bonnie Brenner

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐

(z) Other: ————————————————————————

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

LUMA SECURITIES LLC

Statement of Financial Condition

September 30, 2023



Report of Independent Registered Public Accounting Firm

To the Sole Member of
LUMA Securities LLC

Prager Metis CPAs, LLC

222 MOUNT AIRY ROAD
BASKING RIDGE, NJ 07920

T 908.766.9800
F 908.766.9811

www.pragermetis.com

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LUMA Securities LLC (the "Company") as of September 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of LUMA Securities LLC as of September 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U. S. Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Prager Metis CPAs, LLC

Prager Metis CPAs, LLC
We have served as LUMA Securities LLC's auditor since 2023.
Basking Ridge, New Jersey
November 29, 2023



LUMA SECURITIES LLC

Statement of Financial Condition

September 30, 2023

Assets

Cash	$	524,235
Prepaid expense		8,666
	$	532,901

Liabilities and Member's Equity

Liabilities		
Deferred revenue	$	75,000
Accrued expenses		63,841
		138,841
Member's equity		394,060
	$	532,901

The accompanying notes are an integral part of this financial statement.

LUMA SECURITIES LLC

Notes to Statement of Financial Condition

September 30, 2023

1. Business Organization

LUMA Securities LLC (the "Company"), a wholly-owned subsidiary of LUMA Partners LLC (the "Parent"), is a limited liability company formed under the laws of the State of Delaware. The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides unique strategic counseling and investment banking services to companies in the technology industry.

The Company shall continue until the earlier of (i) the written consent by the Parent that the Company should be dissolved, or (ii) the sale, transfer or other disposition of all assets of the Company.

The liability of the member or Parent is limited to the capital held by the Company.

2. Summary of Significant Accounting Policies

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

Basis of preparation - The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue recognition - The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns revenue by way of advisory fees from investment banking, which include retainers and success fees. The Company may also earn finder's fees and underwriting fees. Revenue from services provided are recognized at the time there is persuasive evidence that the Company's services have been substantially completed pursuant to the terms of an engagement letter, the fee is determinable, and collection of the related receivable is reasonably assured. Interest income is recorded as earned. Unearned retainer fees are included in deferred income on the statement of financial condition, have already been received and are expected to be recognized as revenue in a future period.

2. **Summary of Significant Accounting Policies (continued)**

Deferred income is typically recognized upon closing of a transaction or if the customer terminates the engagement. Typical payment terms are as follows: retainers are received upon execution of engagement letters with customers and success fees are received upon closing of transactions. Fee amounts are calculated in accordance with the underlying agreements with customers. Substantially all revenues earned by the Company are from customers in the technology industry.

Accounts receivable and allowance for doubtful accounts - Accounts receivable that management has the intent and ability to hold for the foreseeable future are reported in the statement of financial condition at outstanding amounts adjusted for any charge-offs and the allowance for doubtful accounts. The Company's management periodically estimates the allowance for doubtful accounts. Losses from uncollectible receivables are accrued when both of the following conditions are met: (a) information available before the financial statements are issued indicates that it is probable that an asset has been impaired at the date of the financial statements, and (b) the amount of the loss can be reasonably estimated. Those conditions may be considered in relation to individual receivables or in relation to groups of similar types of receivables. The Company reviews individually each trade receivable for collectability and performs on-going credit evaluations of its customers and determines the allowance for doubtful accounts based on historical write-off experience, customer specific facts and general economic conditions that may affect a client's ability to pay. Bad debt expense, if any, is included in the statement of operations. As of September 30, 2023, there are no accounts receivable, and no corresponding allowance recorded.

Income taxes - Since the Company is a single member limited liability company, it is disregarded for income tax purposes and, therefore, no federal, state or local income taxes are provided or considered for the purpose of the financial statements. The financial results of the Company are included in the tax return of the Parent.

The Company follows the Financial Accounting Standards Board ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of September 30, 2023. The Company is not currently under audit by any tax jurisdiction.

LUMA SECURITIES LLC

Notes to Statement of Financial Condition

September 30, 2023

2. **Summary of Significant Accounting Policies (continued)**

Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Allowance for credit losses - The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC Topic 326"). ASC Topic 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

The Company did not have any financial assets (e.g. receivable from clients) impacted by the guidance. An allowance for credit losses may be based on the Company's expectation of the collectability of its financial assets utilizing the CECL framework.

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

3. **Transactions with Related Parties**

The Company maintains a services agreement with the Parent (the "Services Agreement"). Pursuant to the Services Agreement, the Parent provides accounting, administration, information technology, compliance services, office space, employee services and other services. Generally, the Company settles the amount owed to the Parent monthly. As of September 30, 2023, the amount due to Parent is $49,100, which is included in accrued expenses on the statement of financial condition. The Services Agreement may be terminated upon the mutual agreement of the Company and the Parent.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

LUMA SECURITIES LLC

Notes to Statement of Financial Condition

September 30, 2023

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2023, the Company had net capital of $385,394 which was $285,394 in excess of its minimum requirement of $100,000. The ratio of aggregate indebtedness to net capital as of September 30, 2023 was 0.36:1.

The Company does not hold customers' cash or securities. As such, it is not affected by SEC Rule 15c3-3.

5. Contract Liabilities

For each contract with customers which includes an upfront retainer fee, any unearned retainer fees are included in deferred revenue on the statement of financial condition. The deferred revenue amount represents the Company's contract liabilities which results from the timing of revenue recognition. The following table provides information about contract liabilities from contracts with customers.

Deferred revenue balance, beginning of year	$	275,000
Increase in deferred revenue from receipts of upfront retainer fees		100,000
Revenue recognized during the year from deferred revenue		(300,000)
Deferred revenue balance, end of year	$	75,000

6. Concentrations

All cash deposits are held by one custodian bank and therefore are subject to the credit risk at that financial institution to the extent the balances are in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

7. Indemnifications

The Company has certain obligations to indemnify its managers and officers for certain events and occurrences while the manager or officers are, or were, serving at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to further limit its exposure.

LUMA SECURITIES LLC

Notes to Statement of Financial Condition

September 30, 2023

8. **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since September 30, 2023, and determined that there are no material events that would require disclosure in the Company's financial statements.